EXHIBIT 21.1

List of Subsidiaries of

Virgin Mobile USA, Inc.

The following entities are subsidiaries of Virgin Mobile USA, Inc.:

Name	Jurisdiction of Organization

VMU GP, LLC	Delaware

Bluebottle USA Investments L.P.	Delaware

Bluebottle USA Holdings L.P.	Delaware

VMU GP1, LLC	Delaware

Virgin Mobile USA, L.P.	Delaware

Helio LLC	Delaware